155 Water Street, Brooklyn, NY 11201 ◾  (917) 503-9050 ◾  info@ketsal.com

February 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Holt

Re:	Jukebox Hits Vol. 1 LLC

Amended Offering Statement on Form 1-A

Filed on December 4, 2023

File No. 024-12335

CIK No. 0001974755

Dear Mr. Holt,

On behalf of our client Jukebox Hits Vol. 1 LLC (the “Company”), we respectfully submit this correspondence to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s filing on December 4, 2023 of its Amended Offering Statement on Form 1-A (the “Offering Statement”). In connection with this response to the issues raised in the Staff’s letter to the Company dated February 1, 2024 (the “Comment Letter”), the Company is contemporaneously filing via EDGAR an amendment to the Offering Statement (the “Amended Offering Statement”) with the Commission, responding to the Staff’s comments in the Comment Letter and updating the Offering Statement.

The following is the Company’s response to the Comment Letter. The Company’s response is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately under each comment. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement. In general, and throughout the Amended Offering Statement, the Company relies on General Instruction III to Form 1-A to cross-reference sections within the Amended Offering Statement in order to avoid the repetition of information.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 15, 2024

Page -2-

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 34

1.	We note your response to prior comment 4. In light of your operations thus far, please revise your filing to include financial statements that comply with the requirements of Part F/S of Form 1-A.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it has updated the Offering Statement to include financial statements that comply with the requirements of Part F/S of Form 1-A.

Thank you for the opportunity to provide our analysis on these topics relating to the Offering Statement. If you have additional questions or comments, please contact me at zfallon@ketsal.com.

Very truly yours,

KETSAL PLLC

By:	/s/ Zachary Fallon
Zachary Fallon
Partner